Exhibit 99.1

VOTING RESULTS REPORT
Pursuant to Section 11.3 of National Instrument 51-102

OF

KEEGAN RECOURCES INC.
(the "Company")

The Company reports that the following matters were voted upon by the Shareholders of the Company at the annual general and Special meeting of the Company held at 10:00 a.m. on September 25, 2012 (the “Meeting”):

1.	The number of directors to be elected to the Board of Directors was set at six (6).

2.	The following directors were elected at the Meeting:

Shawn Wallace
Gordon Fretwell
Marcel De Groot
Keith Minty
Daniel McCoy
Robert Sali

3.	KPMG LLP, Chartered Accountants, were re-appointed as auditor of the Company.

4.	The shareholders approved an ordinary resolution to adopt a new Shareholder Rights Plan Agreement.